December 2, 2008

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549

Attention:	John Cash Branch Chief

Re:	Preformed Line Products Company Schedule 14A filed March 2008 File No. 0-31164

Dear Mr. Cash:

On behalf of Preformed Line Products Company (the “Company”), this letter responds to the Staff’s comment letter dated November 18, 2008 regarding the Company’s 2008 Schedule 14A/Proxy Statement. The comment you provided is repeated in italics below. The Company’s response is provided after the comment.

External Data, page 11

1. We note the disclosure regarding Towers Perrin’s recommendation. Please tell us, with a view toward future disclosure, whether any recommendations were not adopted and the reason(s) for not adopting them.

Company Response:

As disclosed in the 2008 Proxy Statement, the Company engaged Towers Perrin in August 2007 to evaluate the Company’s compensation program. Towers Perrin recommendations focused on two primary areas of compensation — the Company’s (1) annual incentive/bonus program and (2) long-term incentives.  The Company adopted all of Towers Perrin’s recommendations in 2007 relating to the annual incentive/bonus program as detailed in the Company’s 2008 Proxy Statement.  However, for timing reasons the Company was not able to adopt Tower Perrin’s recommendations relating to long-term incentive compensation. In order to implement the recommendations the Company’s shareholders were required to approve a new long-term incentive plan. Management determined that calling a special meeting of shareholders in 2007 to approve the plan was not in the best interest of the Company’s shareholders. Instead, as set forth in the 2008 Proxy Statement, the Company’s new long-term incentive plan was placed before the shareholders for approval in 2008 at the regularly scheduled 2008 annual meeting of shareholders. The Company’s CD&A and compensation table disclosure in the 2009 Proxy Statement will comply with Regulation S-K Item 402 disclosure requirements and will address the fact that Towers Perrin’s recommendations relating to long-term incentive compensation were approved by the Company’s shareholders in 2008 and grants of equity-based compensation were made to Named Executive Officers under the newly approved plan in 2008.

The Company acknowledges that:

(a)	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

(b)	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to the Staff’s response to the foregoing. Please do not hesitate to contact me at (440) 461-5200, or the Company’s General Counsel, Caroline S. Vaccariello at (440) 461-5200, with any questions or to discuss this letter.

Sincerely,

/s/ Eric R. Graef
Eric R. Graef
Vice President – Finance and Treasurer